TARTER
KRINSKY &
DROGINLLP
ATTORNEYS AT LAW

1350 BROADWAY, 11TH FLOOR
NEW YORK, NY 10018
TEL: (212) 216-8000
FAX: (212) 216-8001

September 17, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Attention:	Barbara C. Jacobs,
Assistant Director

Re:	EnterConnect Inc.
Amendment No. 4 to Form S-1/A
Filed August 28, 2008
File No. 333-148797

Dear Ms. Jacobs:

Please be advised that this firm is special securities counsel to EnterConnect Inc., the above-referenced issuer (the “Issuer”).  This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing provided in your letter dated September 9, 2008 (the “Comment Letter”).  In response to these comments, the Issuer has caused to be filed Amendment No. 5 on Form S-1, a copy of which is enclosed with the original of this letter.  The purpose of this correspondence is to illustrate these changes to the Commission and provide explanation, where necessary.  Changes are illustrated by underscoring or strikethough.  Our responses follow the text of each Staff comment reproduced consecutively for your convenience.

General

1.
We note that the financial statements presented in the amended Form S-1 filed on August 28, 2008 do not appear to meet the requirements of Rule 8-08 of Regulation S-X. For this reason, we are unable to complete our review at this time. Please include updated financial statements and related information, including consents, in your next amendment.

The financial statements for the quarter ending June 30, 2008 have been appended to the Registration Statement and the information contained within the filing and the required consents have been updated for the requisite period.

2.
In addition, please ensure that you have updated all relevant information as of the most recent practicable date, such as the closing price of your common stock disclosed on the cover page and elsewhere, as appropriate.

All relevant information has been updated as to the most recent practicable date.

Risk Factors, page 7

The Company has Material Future Financial Needs, page 7

3.
We note your response to prior comment 1 of our letter dated August 7, 2008 and the related revisions; however, it is unclear from your disclosure whether the $3.4 million required to meet your financial obligations over the next 12 months includes the $900,000 in cash that you state will fund your operations for the next three months. Please clarify.

The risk factor has been amended as follows:

The Company has Material Future Financing Needs

The Company's business model requires additional financing in order to expand its marketing and sales efforts. No assurance can be given that additional financing will be available to the Company on acceptable terms, if at all. If the Company raises additional funds by issuing additional equity securities, further dilution to existing equity holders will result. If adequate additional funds are not available, the Company may be required to curtail significantly its long-term business objectives and its results from operations may be materially and adversely affected.  Accordingly, there is substantive doubt whether the Company can fulfill its business plan or commence revenue generating operations.  ~~As of July 31, 2008, the Company had $900,000 in cash.  We believe that existing funds will be sufficient to fund operations for the next three months based on our estimated future operations.  If we do not generate sufficient revenue to cover our operating expenses, we will need approximately $3.4 million to meet our obligations over the next 12 months.~~ We will require approximately $3.4 million to cover our operating expenses over the next 12 months.  As of July 31, 2008, we had $900,000 in cash, which we believe will be sufficient to fund operations for the next three months based on estimated future operations.  If we do not generate sufficient revenues to cover operating expenses, we will need an additional $2.5 million to meet our obligations over the next 12 months.

Exhibits

Legality Opinion

4.
We note the newly provided opinion by Taylor, Bush, Slipakoff, & Duma, LLP. We call your attention to paragraph (c)(ii) of the opinion, which describes certain assumptions with respect to the “requisite power and authority” of the company and the necessary action taken by the company “to enter into such documents and to effect the transactions contemplated thereby…” It appears that these assumptions may be overly broad as they appear to relate to legal matters that could and should be evaluated in preparing and rendering the opinion. Please advise.  Further, please tell us the purpose and effect of the last clause of the paragraph(c)(ii), which reads: “and the Corporation have [sic] not asked us to pass upon the application to their authority to do so of any law or regulation of the United States or political subdivision thereof and we express no opinion with respect thereto.”

The opinion of Taylor, Bush, Slipakoff, & Duma, LLP has been revised accordingly.

Should you have any questions or require any further information, please do not hesitate to contact us.

Very truly yours,

Tarter Krinsky & Drogin LLP
PC/eph